Exhibit 99.1

SOHU.COM REPORTS FIRST QUARTER 2024 UNAUDITED FINANCIAL RESULTS

BEIJING, May 20, 2024 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media, video, and game business group, today reported unaudited financial results for the first quarter ended March 31, 2024.

First Quarter Highlights

•	Total revenues were US$139 million, down 14% year-over-year and 1% quarter-over-quarter.

•	Brand advertising revenues were US$16 million, down 29% year-over-year and 20% quarter-over-quarter.

•	Online game revenues were US$118 million, down 9% year-over-year and up 3% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$25 million, compared with a net loss of US$18 million in the first quarter of 2023 and a net loss of US$13 million in the fourth quarter of 2023.

•

Non-GAAP[1] net loss attributable to Sohu.com Limited was US$22 million, compared with a net loss of US$13 million in the first quarter of 2023 and a net loss of US$11 million in the fourth quarter of 2023.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the first quarter of 2024, our top-line performance was in line with our expectations, and our bottom-line performance exceeded our guidance, despite the impact of seasonality. For Sohu Media and Sohu Video, we continued to enhance user experience by refining products and optimizing algorithms. We proactively integrated our product matrix and resources to stimulate content generation, consumption and social distribution. Meanwhile, leveraging our unique IPs and differentiated advantages, we continued to host various events and campaigns, which not only stimulated users’ interaction and content provision on our platforms, but also helped us gain more monetization opportunities. Online games delivered stable performance, with revenues in line with our expectations.”

First Quarter Financial Results

Revenues

Total revenues were US$139 million, down 14% year-over-year and 1% quarter-over-quarter.

Brand advertising revenues were US$16 million, down 29% year-over-year and 20% quarter-over-quarter.

Online game revenues were US$118 million, down 9% year-over-year and up 3% quarter-over-quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 77%, compared with 75% in the first quarter of 2023 and 76% in the fourth quarter of 2023.

Both GAAP and non-GAAP gross margin for the brand advertising business were 1%, compared with 17% in the first quarter of 2023 and 16% in the fourth quarter of 2023.

Both GAAP and non-GAAP gross margin for online games were 88%, compared with 85% in the first quarter of 2023 and 87% in the fourth quarter of 2023.

Operating Expenses

GAAP operating expenses were US$134 million, down 4% year-over-year and up 1% quarter-over-quarter. Non-GAAP operating expenses were US$133 million, down 4% year-over-year and flat quarter-over-quarter.

[1]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Loss

GAAP operating loss was US$27 million, compared with an operating loss of US$18 million in the first quarter of 2023 and an operating loss of US$25 million in the fourth quarter of 2023.

Non-GAAP operating loss was US$27 million, compared with an operating loss of US$18 million in the first quarter of 2023 and an operating loss of US$26 million in the fourth quarter of 2023.

Income Tax Expense

GAAP income tax expense was US$14 million, compared with income tax expense of US$13 million in the first quarter of 2023 and income tax expense of US$14 million in the fourth quarter of 2023. Non-GAAP income tax expense was US$10 million, compared with income tax expense of US$11 million in the first quarter of 2023 and income tax expense of US$10 million in the fourth quarter of 2023.

Net Loss

GAAP net loss attributable to Sohu.com Limited was US$25 million, or a net loss of US$0.76 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$18 million in the first quarter of 2023 and a net loss of US$13 million in the fourth quarter of 2023.

Non-GAAP net loss attributable to Sohu.com Limited was US$22 million, or a net loss of US$0.65 per fully-diluted ADS, compared with a net loss of US$13 million in the first quarter of 2023 and a net loss of US$11million in the fourth quarter of 2023.

Liquidity and Capital Resources

As of March 31, 2024, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.3 billion.

Supplementary Information for Changyou Results2

First Quarter 2024 Operating Results

•

For PC games, total average monthly active user accounts[3] (MAU) were 2.3 million, an increase of 5% year-over-year and a decrease of 1% quarter-over-quarter. Total quarterly aggregate active paying accounts[4] (APA) were 0.9 million, an increase of 1% year-over-year and 3% quarter-over-quarter.

•

For mobile games, total average MAU were 2.8 million, an increase of 71% year-over-year and 63% quarter-over-quarter. The year-over-year and quarter-over-quarter increases in MAU were mainly from Haikyu!!FLY HIGH that we launched in Japan and South Korea during the quarter. Total quarterly APA were 0.3 million, flat year-over-year and a decrease of 2% quarter-over-quarter.

First Quarter 2024 Unaudited Financial Results

Total revenues were US$119 million, a decrease of 9% year-over-year and an increase of 3% quarter-over-quarter. Online game revenues were US$118 million, a decrease of 9% year-over-year and an increase of 3% quarter-over-quarter. Online advertising revenues were US$1 million, a decrease of 31% year-over-year and 13% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$104 million, a decrease of 7% year-over-year and an increase of 3% quarter-over-quarter.

GAAP operating expenses were US$49 million, a decrease of 14% year-over-year and 7% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to a decrease in outsourcing and licensing fees related to product development.

Non-GAAP operating expenses were US$49 million, a decrease of 13% year-over-year and 9% quarter-over-quarter.

GAAP operating profit was US$55 million, compared with an operating profit of US$54 million for the first quarter of 2023 and US$48 million for the fourth quarter of 2023.

[2]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[3]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[4]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Non-GAAP operating profit was US$55 million, compared with a non-GAAP operating profit of US$55 million for the first quarter of 2023 and US$47 million for the fourth quarter of 2023.

Recent Development

Under the previously-announced share repurchase program of up to US$150 million of the outstanding ADSs, as of May 16, 2024, Sohu had repurchased 1,726,718 ADSs for an aggregate cost of approximately US$17 million.

Business Outlook

For the second quarter of 2024, Sohu estimates:

•	Brand advertising revenues to be between US$18 million and US$20 million; this implies an annual decrease of 16% to 25%, and a sequential increase of 12% to 24%.

•	Online game revenues to be between US$133 million and US$143 million; this implies an annual increase of 12% to 21%, and a sequential increase of 13% to 21%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$27 million and US$37 million; and GAAP net loss attributable to Sohu.com Limited to be between US$30 million and US$40 million.

For the second quarter 2024 guidance, the Company has adopted a presumed exchange rate of RMB7.10=US$1.00, as compared with the actual exchange rate of approximately RMB7.00=US$1.00 for the second quarter of 2023, and RMB7.10=US$1.00 for the first quarter of 2024.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and the impact of income tax related to changes in the fair value of the Company’s investments do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, the impact of income tax related to changes in the fair value of the Company’s investments, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited, and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense and interest expense recognized in connection with the Toll Charge is that share-based compensation expense and interest expense recognized in connection with the Toll Charge have been and can be expected to continue to be significant recurring expenses in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and the impact of income tax related to changes in the fair value of the Company’s investments will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2023, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, May 20, 2024 (7:30 p.m. Beijing/Hong Kong time, May 20, 2024) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, Sohu Video App, the mobile news portal m.sohu.com, the PC portal www.sohu.com, and the online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as the well-known Tian Long Ba Bu (“TLBB”) PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Huang, Pu

Sohu.com Limited

Tel:  +86 (10) 6272-6645

E-mail: ir@contact.sohu.com

In the United States:

Ms. Bergkamp, Linda

Christensen

Tel:  +1 (480) 614-3004

E-mail: linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2023
Revenues:
Brand advertising	$16,070	$20,195	$22,524
Online games	117,812	114,759	129,463
Others	5,508	6,405	9,806

Total revenues	139,390	141,359	161,793

Cost of revenues:
Brand advertising (includes share-based compensation expense of $0, $0, and $13, respectively)	15,848	16,966	18,687
Online games (includes share-based compensation expense of $0, $-44,and $18, respectively)	14,482	15,123	19,028
Others	2,389	1,733	2,728

Total cost of revenues	32,719	33,822	40,443

Gross profit	106,671	107,537	121,350
Operating expenses:
Product development (includes share-based compensation expense of $3, $-572,and $269, respectively)	66,209	69,553	73,048
Sales and marketing (includes share-based compensation expense of $4, $4, and $35, respectively)	54,806	50,813	52,443
General and administrative (includes share-based compensation expense of $77, $-393,and $410, respectively)	12,534	12,450	14,311

Total operating expenses	133,549	132,816	139,802

Operating loss	(26,878)	(25,279)	(18,452)
Other income, net	4,489	15,949	3,797
Interest income	11,358	11,578	11,084
Exchange difference	(19)	(823)	(1,074)

Income/(loss) before income tax expense	(11,050)	1,425	(4,645)
Income tax expense	13,924	14,044	13,289

Net loss	(24,974)	(12,619)	(17,934)

Less: Net loss attributable to the noncontrolling interest shareholders	—	(1)	(1)
Net loss attributable to Sohu.com Limited	(24,974)	(12,618)	(17,933)

Basic net loss per share/ADS attributable to Sohu.com Limited [5]	$(0.76)	$(0.37)	$(0.53)

Shares/ADSs used in computing basic net loss per share/ADS attributable to Sohu.com Limited	33,033	34,061	34,091

Diluted net loss per share/ADS attributable to Sohu.com Limited	$(0.76)	$(0.37)	$(0.53)

Shares/ADSs used in computing diluted net loss per share/ADS attributable to Sohu.com Limited	33,033	34,061	34,091

[5]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2024	As of Dec. 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$318,716	$362,504
Restricted cash	1,769	3,184
Short-term investments	624,456	597,770
Accounts receivable, net	55,398	71,618
Prepaid and other current assets	86,754	81,971

Total current assets	1,087,093	1,117,047

Fixed assets, net	265,508	269,058
Goodwill	47,137	47,163
Long-term investments, net	45,527	45,198
Intangible assets, net	1,314	2,226
Long-term time deposits	390,496	388,613
Other assets	14,552	12,793

Total assets	$1,851,627	$1,882,098

LIABILITIES
Current liabilities:
Accounts payable	$46,264	$44,609
Accrued liabilities	106,052	103,779
Receipts in advance and deferred revenue	48,114	50,829
Accrued salary and benefits	44,574	50,330
Taxes payables	10,600	11,363
Other short-term liabilities	82,139	81,482

Total current liabilities	$337,743	$342,392

Long-term other payables	3,493	3,924
Long-term tax liabilities	481,620	474,374
Other long-term liabilities	2,936	2,130

Total long-term liabilities	$488,049	$480,428

Total liabilities	$825,792	$822,820

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,025,513	1,058,956
Noncontrolling interest	322	322

Total shareholders’ equity	$1,025,835	$1,059,278

Total liabilities and shareholders’ equity	$1,851,627	$1,882,098

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2024				Three Months Ended Dec. 31, 2023				Three Months Ended Mar. 31, 2023
	GAAP	Non-GAAP Adjustment		Non-GAAP	GAAP	Non-GAAP Adjustment		Non-GAAP	GAAP	Non-GAAP Adjustment		Non-GAAP
		—	(a)			—	(a)			13	(a)

Brand advertising gross profit	$222	$—		$222	$3,229	$—		$3,229	$3,837	$13		$3,850

Brand advertising gross margin	1%			1%	16%			16%	17%			17%

		—	(a)			(44	) (a)			18	(a)

Online games gross profit	$103,330	$—		$103,330	$99,636	$(44)		$99,592	$110,435	$18		$110,453

Online games gross margin	88%			88%	87%			87%	85%			85%

		—	(a)			—	(a)			—	(a)

Others gross profit	$3,119	$—		$3,119	$4,672	$—		$4,672	$7,078	$—		$7,078

Others gross margin	57%			57%	73%			73%	72%			72%

		—	(a)			(44	) (a)			31	(a)

Gross profit	$106,671	$—		$106,671	$107,537	$(44)		$107,493	$121,350	$31		$121,381

Gross margin	77%			77%	76%			76%	75%			75%

Operating expenses	$133,549	$(84	) (a)	$133,465	$132,816	$961	(a)	$133,777	$139,802	$(714	) (a)	$139,088

		84	(a)			(1,005	) (a)			745	(a)

Operating loss	$(26,878)	$84		$(26,794)	$(25,279)	$(1,005)		$(26,284)	$(18,452)	$745		$(17,707)

Operating margin	-19%			-19%	-18%			-19%	-11%			-11%

Income tax expense	$13,924	$(3,691	)(d)	$10,233	$14,044	$(3,667	)(d)	$10,377	$13,289	$(2,420	)(c,d)	$10,869

		84	(a)			(1,005	) (a)			745	(a)
		(398	) (b)			(827	) (b)			2,218	(b)
		—				—				(555	) (c)
		3,691	(d)			3,667	(d)			2,975	(d)

Net loss before non-controlling interest	$(24,974)	$3,377		$(21,597)	$(12,619)	$1,835		$(10,784)	$(17,934)	$5,383		$(12,551)

		84	(a)			(1,005	) (a)			745	(a)
		(398	) (b)			(827	) (b)			2,218	(b)
		—				—				(555	) (c)
		3,691	(d)			3,667	(d)			2,975	(d)

Net loss attributable to Sohu.com Limited for diluted net loss per share/ADS	$(24,974)	3,377		(21,597)	$(12,618)	1,835		(10,783)	$(17,933)	$5,383		$(12,550)

Diluted net loss per share/ADS attributable to Sohu.com Limited	$(0.76)			(0.65)	$(0.37)			(0.32)	$(0.53)			$(0.37)

Shares/ADSs used in computing diluted net loss per share/ADS attributable to Sohu.com Limited	33,033			33,033	34,061			34,061	34,091			34,091

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the impact of income tax related to changes in the fair value of the Company’s investments.
(d)	To adjust for the effect of the Toll Charge.